August 26, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Bergstrom Financial Group Trust (the “Trust”) Application for Withdrawal on Form RW for Registration Statement on Form N-1A (Registration No. 333-291534)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s registration statement on Form N-1A (File No. 333-291534), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), originally filed with the Commission on November 14, 2025 (Accession No. 0001999371-25-017868). The Registration Statement has never been declared effective.

The Trust has deregistered under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Trust has ceased to be an investment company on Form N-8F.

Pursuant to the foregoing, the Trust hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Should you have any questions regarding this request for withdrawal, please contact Bo Howell of FinTech Law, LLC at (513) 991-8472.

Very truly yours,

/s/ Bo Howell
Bo Howell
Counsel to the Trust

cc:    Drew Bergstrom, President